                                                  File No. 69-333





                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM U-3A-2


            STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
            RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                        HOLDING COMPANY ACT OF 1935

                    _____________________________________

                   TO BE FILED ANNUALLY ON OR BEFORE MARCH 1
                    _____________________________________



                            CMS ENERGY CORPORATION
                               (Name of Company)


        hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of
                    1935, and submits the following information:




  March 1, 1999



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      1.    Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.
              ______________________________________________________

            (a) CMS Energy Corporation ("CMS Energy") was duly incorporated under the laws of the State of Michigan in 1987. CMS Energy is a $5.1 billion (sales) energy company with subsidiaries engaged in electric utility operations, gas utility operations, oil and gas exploration and production, the acquisition, development and operation of independent power production facilities, energy marketing and the transportation, storage and marketing of natural gas.

            CMS Energy has two direct subsidiaries. The name, state of organization and nature of business of CMS Energy's direct subsidiaries are described below.

            CMS ENTERPRISES COMPANY

            A Michigan corporation which owns subsidiaries engaged in the development, acquisition and management of energy-related businesses and projects worldwide.

            CONSUMERS ENERGY COMPANY

            A Michigan corporation engaged in the generation, purchase, transmission, distribution and sale of electricity, and in the purchase, storage, transmission, distribution and sale of natural gas, in the Lower Peninsula of the State of Michigan.


            (b) CMS Enterprises Company has 13 direct subsidiaries. The name, state of organization and nature of business of each subsidiary and their subsidiaries are described below:

            CMS CAPITAL CORP.
                A Michigan corporation formed to assist in securing financing for CMS Energy Corporation and its subsidiaries and affiliates. CMS Capital Corp. has one subsidiary:

                 CMS CAPITAL FINANCIAL SERVICES, INC.
                      A Michigan corporation formed for the purpose of making loans to parties in connection with the purchase of goods or services marketed by affiliates of CMS Capital Financial Services, Inc.

            CMS COMERCIALIZADORA DE ENERGIA S.A.(99%)
                 An Argentine company engaged in gas and electric marketing operations in Argentina.

            CMS ELECTRIC AND GAS COMPANY
                 A Michigan corporation involved in purchasing, investing and/or operating international gas and electric distribution systems worldwide. CMS Electric and Gas Company has 6 subsidiaries:

            CMS BRAZIL ENERGIA LTDA.
                 A Brazilian company involved in investing in gas and electric distribution systems in Brazil.
                      -    GIPAR, S.A.(49.9%)
            CMS DISTRIBUIDORA LTDA.
                 An Brazilian corporation which has ownership interest in Companhia Force e Luz Cataguazes - Leopoldina and Coelba Companhia de Electridade de Bahia.
            CMS ENTRE RIOS DISTRIBUTION COMPANY
                 A Michigan corporation involved in investing in gas and electric distribution systems in Argentina.
            CMS NETHERLANDS FUNDING COMPANY
                 A Michigan corporation formed as a holding company for CMS Enterprises' interests in the Netherlands.
                      -    Notera Holding B.V.
                      -    CMS Netherlands Energy Partnership
                           -    Duryal Enerji Dagitim Ltd.
            CMS VENEZUELA, S.A.
                 A Venezuelan company formed for the purpose of holding interests in ENELMAR, S.A.
                      -    ENELMAR, S.A. (90%)
            COMPANIA DE INVERSIONES EN ENERGIA ELECTRICA S.A. (CIEESA)
                 An Argentine corporation formed as a holding company for investments in electric distribution systems in Argentina.
                      -    CMS Distribuidora, S.A. (99%)
                      -     Distribuidora de Electricidad S.A. (99%)
                      -     Inversora en Distribucion de Entre Rios S.A. (53.3%)
                      - Sociedad Inversora en Distribucion de Electricidad S.A. (60%)

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      CMS ENERGY ASIA PRIVATE LIMITED
            A Singapore corporation involved in the development of electrical generation and distribution opportunities, gas transmission, storage and distribution opportunities, electrical and gas marketing opportunities and oil and gas exploration and development opportunities in Asia and the Pacific Rim.

      CMS ENERGY UK LIMITED
            An United Kingdom limited liability company involved in the development of energy-related businesses and projects in Europe, Africa and the Middle East.

      CMS GAS TRANSMISSION AND STORAGE COMPANY
            A Michigan corporation organized to engage in the transmission, storage and processing of natural gas. CMS Gas Transmission and Storage Company has 19 direct subsidiaries:

            AMPCO MARKETING, LLC (50%)
                 A Michigan limited liability company engaged in marketing methanol produced by Atlantic Methanol Production Company
                 LLC in the United States.
            AMPCO SERVICES, LLC (50%)
                 A Michigan limited liability company providing administrative, employment and technical services to Atlantic Methanol Product-ion Company LLC.
            CHEROKEE GAS PROCESSING, LLC (82% MEMBER)
                 An Oklahoma limited liability company formed to acquire the Lucien gathering system located near Enid, Oklahoma.
            CMS ANTRIM GAS COMPANY
                 A Michigan corporation formed to design, construct and operate the Central Carbon Dioxide Removal Plant in Otsego County, Michigan.
            CMS CONTINENTAL NATURAL GAS, INC.
                 A Michigan corporation formed to acquire and effect a merger of Continental Natural Gas, Inc., an Oklahoma corporation involved in the transmission and distribution of natural gas and has the following 16 subsidiaries:
                 -    Bradshaw Energy LLC (74%)
                 -    CBC/Leon Limited Partnership (89%)
                      -    Bright Star Partnership (10%)
                 -    Cherokee Gas Processing LLC
                 -    Continental Energy Services, LLC (99%)
                 -    Continental Gas Processing, LLC (99%)
                 -    Continental Holdings Company
                 -    Continental Hydrocarbons, LLC (99%)
                 -    Continental Laverne Gas Processing, LLC (99%)
                 -    Continental Natural Gas Gathering, LLC (99%)
                 -    Continental Spearman Gas Processing, LLC (99%)
                 -    Continental/Oklahoma Natural Gas Gathering, LLC (99%)
                 -    Continental/Taurus Holdings Company, LLC (99%)
                      -    Continental/Taurus Energy Company, LP (99%)
                 -    Heritage Gas Gathering LLC
                      -    Tekas LLC
                 -    Heritage Gas Services LLC
                      -    Hillsboro Gas Gathering System JV (23.7064%)
                      -    Laubhan Friesen Gas Gathering System JV (40%)
                      -    Moody Gas Gathering System JV (57.1632%)
                      -    Warrel Gas Gathering System JV (43.65%)
                 -    Roaring Creek Gas Services LLC
                 -    Leon Limited Partnership I (50%)
            CMS GAS ARGENTINA COMPANY
                 A Cayman Islands company with an equity interest in Transporta-dora de Gas del Norte S.A., an Argentine company, which provides natural gas transmission services to the northern and central parts of Argentina.
                 - Transportadora de Gas del Norte S.A.(TGN), an Argentine company (25%).
            CMS GRANDS LACS HOLDING COMPANY
                 A Michigan corporation involved as a General Partner in the Grands Lacs Limited Partnership, a Michigan limited partner-ship.
                 -    CMS Jackson Pipeline Company
            CMS MARYSVILLE GAS LIQUIDS COMPANY
                 A Michigan corporation formed to hold interests in Marysville Fractionation Partnership and in St. Clair Underground Storage Partnership.
                 -    St. Clair Underground Storage Partnership (49%)
                 -    Marysville Fractionation Partnership (49%)
            CMS METHANOL COMPANY
                 A Cayman Islands corporation formed to hold interest in a methanol project in Equatorial Guinea.
                 -    Atlantic Methanol Associates LLC (50%)
                      -    Atlantic Methanol Production Company LLC (90%)
            CMS SAGINAW BAY COMPANY
                 A Michigan corporation involved as a General Partner in the Saginaw Bay Area Limited Partnership, a Michigan limited partnership.
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            CMS SAGINAW BAY LATERAL COMPANY
                 A Michigan corporation involved as a Limited Partner in the Saginaw Bay Lateral Limited Partnership, a Michigan limited partnership.
            FORT UNION GAS GATHERING, LLC (33.33%)
                 A Delaware corporation involved in the gathering and treating of natural gas in the states of Colorado and Wyoming.
            GRANDS LACS LIMITED PARTNERSHIP
                 A Michigan limited partnership formed to
                 plan, develop, finance, construct, expand, own, operate, maintain and repair the Grands Lacs gas storage facility.
            MICHIGAN INTRASTATE LATERAL GENERAL PARTNERSHIP (50%)
                 A Michigan general partnership acquired as part of the acquisition of the Spartan Intrastate Pipeline and the
                 Mackinaw Energy System.
            NITROTEC CORPORATION (50%)
                 A Delaware corporation formed to invest in plants that extract helium from natural gas.
            TRANSPORTADORA DE GAS DEL NORTE S.A.(TGN) (25%)
                 An Argentine company that provides natural gas transmission services to the northern and central parts of Argentina and owns 2,600 miles of natural gas pipeline.
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            TRISTATE PIPELINE, LLC (66-2/3%)
                 A Michigan limited liability company formed to hold interests in the TriState Pipeline.
            WESTERN AUSTRALIA GAS TRANSMISSION COMPANY I
              A Cayman Islands corporation formed to hold interests in a natural gas pipeline project in Australia and the Atacama Project in Chile and has the following 3 direct subsidiaries:
                 -    CMS Gas Transmission del Sur Company
                      -    CMS Gas Transmission of Australia Holdings Company
                                -    CMS Gas Transmission of Australia
                 -    Atacama Finance Co.
                 - Compania de Inversiones CMS Energy Chile Limitada, a Chilean company (99%)
                 -    Administradora Proyecto Atacama S.A. (40%)
                      -    CMS Servicios de Agua de Chile Compania Limitada
                 -    Gasoducto Atacama Compania Limitada LLP (40%)
                 -    Nor Oeste Pacifico Generacion de Energia Limitada (40%)
                 -    Energex Co.(24%)
                 -    Gasoducto Cuenca Noroeste Limitado LLP (40%)
                      -    Gasoducto Cuenca Noroeste Limitada Argentine
                                     Branch
                 -    CMS International Financial Services Company
                      -    CMS Luxembourg SARL
                           -    Valandrid B.V.
                                - CMS Goldfields Gas Transmission Australia Pty. Ltd.
                                     -      SCP Investments (No. 1) Pty. Ltd.
                                          -    SCP Investments (No. 2) Pty. Ltd.
                                               -    Southern Cross Pipelines
                                                    Australia Pty. Ltd.(45%)
                                                -    Goldfields Gas
                                                     Transmission
                                                     Joint Venture (62.7%)
                                                     -    Goldfields Gas
                                                          Transmission Pty.
                                                          Ltd.

      CMS GENERATION CO.
            A Michigan corporation engaged in the development of and investment in cogeneration and other independent power generation projects both domestic and foreign and has 34 direct subsidiaries:

          CMS CENTRALES TERMICAS S.A.(99%)
              An Argentine company formed to own an interest in a 240 MW natural gas/fuel oil-fired electric power plant near Mendoza, Argentina.
          CMS GENERATION ALTOONA COMPANY (INACTIVE)
             A Michigan corporation involved as a General Partner in the Altoona
             Cogeneration Partners Limited Partnership which was formed to develop, construct, own, operate and maintain a bituminous coal, bituminous coal waste or other solid fuel-burning facility.
          CMS GENERATION CHATEAUGUAY COMPANY
             A Michigan corporation involved as a General Partner in KES
             Chateauguay, LP, a limited partnership which is involved in the ownership and operation of a 17 megawatt (net) wood-fired power plant near Chateauguay, New York.
          CMS GENERATION FILER CITY, INC.
             A Michigan corporation involved as a General Partner in the T.E.S.
             Filer City Station Limited Partnership, a limited partnership which is the owner of the 54 megawatt (net) wood chip and coal-fired electric generating station in Filer City, Michigan.
          CMS GENERATION FILER CITY OPERATING COMPANY
             A Michigan corporation formed to operate a coal and wood waste-
             fueled power plant near Filer City, Michigan owned by the T.E.S.
             Filer City Station Limited Partnership.
          CMS GENERATION GENESEE COMPANY
             A Michigan corporation involved as a General Partner in the Genesee
             Power Station Limited Partnership which owns and operates a 35 megawatt (net) waste wood-fired electric generating facility located in Genesee County, Michigan.
          CMS GENERATION GRAYLING COMPANY
             A Michigan corporation involved as a General Partner in Grayling
             Generating Station Limited Partnership which owns a 36 megawatt
             (net) waste-wood fueled power plant in Grayling, Michigan.
             Grayling Generating Station Limited Partnership owns GGS Holdings
             Company, a Michigan corporation, which is General Partner in AJD
             Forest Products Limited Partnership that operates a sawmill adjacent to the Grayling Generating Station and also supplies waste wood fuel to the project.
          CMS GENERATION GRAYLING HOLDINGS COMPANY
             A Michigan corporation involved as a Limited Partner in Grayling
             Generating Station Limited Partnership.
          CMS GENERATION HOLDINGS COMPANY
             A Michigan corporation involved as a Limited Partner in various partnerships and in the following companies:
             -    Genesee Power Station LP (48.75%)
             -    GPS Newco, LLC, a Kansas  limited liability company (50%
                  member)
             -    KES Chateauguay LP (49%)
             -    Lyonsdale Energy LP (49%)
             -    McCook Cogeneration Station, LLC, a Michigan limited liability company (50% member)
             -    Metro East, LLC, a Michigan limited liability company (50%
                  member)
             -    Mon Valley Energy LP (49.5%)(Inactive)
             -    Moose River Properties, Inc., a Delaware corporation (50%)
             -    Oxford/CMS Development LP (50%)
          CMS GENERATION HONEY LAKE COMPANY
             A Michigan corporation with a General Partnership interest and a
             Limited Partnership interest in HL Power Company, a California limited partnership which uses waste wood and geothermal fluid to generate a 30 megawatt (net) electric generating station in Lassan
             County, California.  Also involved as General Partner in Honey Lake
             Energy I LP, and Honey Lake Energy II LP, both Michigan limited partnerships formed to own limited partnership interests in HL
             Power Company.
          CMS GENERATION INVESTMENT COMPANY I
             A Cayman Islands company involved as a holding company for
             CMS Generation overseas investments and has 17 direct subsidiaries that engage in the construction, ownership or operation of various power projects in the Philippines, India, Morocco, Thailand and
             Australia:
             -    CMS Generation Ceara, LLC, a Michigan limited liability
                  company
             -    CMS Generation Jegurupadu I Limited Duration Company, a Cayman
                  Islands company (99%)
             -    Jegurupadu O&M Company Mauritius, a Mauritius company (50%)
             -    CMS Generation Jegurupadu II Limited Duration Company, a
                  Cayman Islands company (99%)
                  -    Jegurupadu O&M Company Mauritius, a Mauritius company
                       (50%)
             -    CMS Generation Jorf Lasfar I Limited Duration Company, a
                  Cayman Islands company (99%)
                  -    Jorf Lasfar I HB (50%)
                  -    Jorf Lasfar Power Energy HB (50%)
                  -    Jorf Lasfar Handelsbolag (50%)
             -    CMS Generation Jorf Lasfar II Limited Duration Company, a
                  Cayman Islands company (99%)
                  -    Jorf Lasfar I HB(50%)
                  -    Jorf Lasfar Power Energy HB (50%)
                       -    Jorf Lasfar Handelsbolag (50%)
                  -    CMS Generation Jorf Lasfar III Limited Duration
                       Company, a Cayman Islands company (50%)
                       -    Jorf Lasfar Operations Handelsbolag
                  - CMS Generation Loy Yang Holdings 1 Ltd., a Cayman Islands company
                  - CMS Generation Loy Yang Holdings 2 Ltd., a Cayman Islands company
                  -    CMS Generation Neyveli Ltd., a Mauritius company (50%)
                  -    CMS Generation Taweelah Limited, a Cayman Islands company
                       -    Emirates CMS Power Company, a U.A.E. company (40%)
                  -    Energex Co. (16%)
                  -    Energiaktiebolaget CMS, a Swedish Company
                  -    Monetize Limited, a Mauritius company
                  -    National Power Supply Co., Ltd., a Thailand company (50%)
                  -    Secure Wood Chips LP
                  -    Scudder Latin American Power I-P LDC (25%)
                  -    Takoradi International Company, a Cayman Islands
                       corporation
            CMS GENERATION INVESTMENT COMPANY II
                  A Cayman Islands company engaged as a holding company for 1% ownership interests in the companies described above as being owned 99% by CMS Generation Investment Company I, in addition to the companies listed below:
                  -    CMS Generation Jegurupadu I LDC
                  -    CMS Generation Jegurupadu II LDC
                  -    CMS Generation Jorf Lasfar I LDC
                  -    CMS Generation Jorf Lasfar II LDC
                  -    CMS Generation Neyveli Ltd. (50%)
            CMS GENERATION INVESTMENT COMPANY III
                  A Cayman Islands company engaged to facilitate the construction, ownership and operation of the GVK Industries Project in Jegurupadu, Andhra Pradesh, India of a natural gas/liquid fuel combined cycle plant 235 MW ("GVK") and has one direct subsidiary with an ownership interest in GVK.
                  -    Jegurupadu CMS Generation Company Ltd., a Mauritius
                       company
            CMS GENERATION LYONSDALE COMPANY
                  A Michigan corporation involved as a General Partner in the Lyonsdale Energy Limited Partnership which owns and operates a 19 MW (net) waste wood-fired electric generating facility in Lyonsdale, New York.
            CMS GENERATION MONTREAL COMPANY
                  A Michigan corporation involved as a General Partner in Secure Wood Chips LP, a Canadian limited partnership, to own and operate a waste wood recovery facility in the greater Montreal, Quebec, Canada area.
                  -    Secure Development Corporation, a Canadian corporation
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            CMS GENERATION MON VALLEY COMPANY
                  A Michigan corporation involved as General Partner in the Mon Valley Energy Limited Partnership formed to develop, construct, finance and operate the Mon Valley Project, an
                  80 megawatt (net) coal fired cogeneration plant in
                  Pennsylvania.
            CMS GENERATION RECYCLING COMPANY
                  A Michigan corporation involved as a member of Mid-Michigan Recycling, LC, a Michigan limited liability company, formed to supply waste wood fuel for the Genesee Power Station Limited Partnership.
            CMS GENERATION S.A.(99%)
                  An Argentine company formed to carry out on its own account or that of third parties investments in energy-related businesses located primarily in South America.
                  -    Hidroinvest S.A., an Argentine company (25%)
            CMS INTERNATIONAL OPERATING COMPANY
                  A Cayman Islands corporation which owns and controls project Operating and Maintenance companies.
                  -    CMS Generation Jorf Lasfar III Limited Duration
                       Company (50%)
                  -    Jorf Lasfar Operations Handelsbolag (99%) (99%)
            CMS RIO GRANDE DE SUL LTDA. (99.99%)
                  A Brazilian company engaged in the development and invest-ment in electrical generation projects in Brazil.
            DEARBORN INDUSTRIAL GENERATION, LLC (70% MEMBER)
                  A Michigan limited liability company engaged in the construction of a 700 MW co-generation facility in
                  Dearborn, Michigan.
            EXETER MANAGEMENT COMPANY (50%)
                  A Connecticut corporation involved as a General Partner in the Exeter Energy Limited Partnership which owns and operates a 26 megawatt (net) tire-burning facility in Sterling, Connecticut.
            HYDRA-CO ENTERPRISES, INC.
                  A New York corporation engaged in the ownership and/or operation, by itself or with others, of one or more cogeneration, small hydro or alternate energy production facilities through partnership interests and ownership of domestic corporations. HYDRA-CO Enterprises, Inc. owns 26 subsidiaries that are involved in the development, ownership, management or operation of independent power projects located in seven states and in Jamaica:
                  -    Benton Falls Associates (50% GP)
                  -    CMS Generation Stratton Company
                       -    Stratton Energy Associates (20% GP - 15% LP)
                  -    Cogent Little Falls (49.99% GP)
                  -    Copenhagen Associates (49.99% LP)
                  -    Craven County Wood Energy LP (44.99% LP)
                  -    HCE-Appomattox, Inc., a New York corporation
                       -    Appomattox River Associates LP (49% LP)
                  -    HCE-Biopower, Inc., a New York corporation (Inactive)
                  -    HCE-Hudson, Inc., a New York corporation
                       -    Curtis/Palmer Hydroelectric Company LP
                            (12.5% GP)
                  -    HCE-Imperial Valley, Inc., a New York corporation
                  -    HCE-Jamaica Development, Inc., a New York corporation
                  -    HCE-Lakewood, Inc., a New York corporation
                  -    HCE-Rockfort Diesel, Inc., a New York corporation
                  -    HYDRA-CO Generation, Inc., a New York corporation
                       (Inactive)
                  -    Hydro Power Associates (49.99% GP)
                       -    Black River Hydro Associates (75% GP)
                  -    Imperial Resource Recovery Associates, LP
                            (32.69% LP)
                  -    IPP Investment Partnership (49% LP)
                  -    Little Falls Hydropower Associates (33.33% GP)
                  -    Lock 17 Group (33.33% GP)
                  -    Lock 17 Management Group (33.33% GP)
                  -    Lyonsdale Associates (49.99% GP)
                  -    New Bern Energy Recovery, Inc., a Delaware corporation.
                  -    PowerSmith Cogeneration Project, LP (8.75% LP)
                  -    Pyrites Associates (49.99% GP)
                  -    Salt City Energy Venture LP(75% GP - 36.75% LP)
                  -    Windpower Partners 1988 (22.73% LP)
                  -    Windpower Partners 1989 (8.5346% LP)
            LUZON POWER ASSOCIATES, INC.
                  A Philippine corporation formed to construct and operate a 400 MW power project in the Philippines.
            MCCOOK COGENERATION STATION, LLC (50% MEMBER)
                  A Michigan limited liability company formed to develop and own a 40 megawatt (net) waste wood fueled electric generating facility located in Cook County, Illinois.
            MCCOOK WASTE WOOD RECOVERY FACILITY, LLC (50% MEMBER)
                  A Michigan limited liability company formed to develop and own a waste wood recycling and processing facility where waste wood will be received, manually and mechanically separated and then recycled or processed for use at McCook
                  Cogeneration Station, LLC
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            METRO EAST, LLC (50% MEMBER)
                  A Michigan limited liability company formed to develop and own a 60 megawatt (net) waste wood and waste coal fueled electric generating facility located in the City of Madison, Illinois.
            MID-MICHIGAN RECYCLING, LLC
                  A Michigan limited liability company involved in supplying waste wood fuel for the Genesee Power Station Limited Partnership.
            OXFORD/CMS DEVELOPMENT LP (50%)
                  A partnership involved as a (48%) limited partner in Exeter Energy LP which owns and operates a 31.3 MW tire-fueled co-generation plant in Sterling, Connecticut.
                  -    Exeter Energy LP (48% LP)
            OXFORD TIRE RECYCLING, INC. (INACTIVE)
                  A Delaware corporation engaged in tire collection, shredding and storage, the sale of used and shredded tires, and related business activities.
            OXFORD TIRE RECYCLING OF MASSACHUSETTS, INC.
                  A Delaware corporation engaged in waste tire collection, shredding and storage, the sale of used and shredded tires, and related business activities.
            OXFORD TIRE SUPPLY, INC.
                  A Delaware corporation engaged in trucking and hauling used scrap tires and sorting and grading tires for resale.
            SCUDDER LATIN AMERICAN POWER I-C, LDC (25%)
                  An Investment Fund formed to invest (primarily passive) in electric generating facilities and the electric infrastructure in Latin America and the Caribbean.
            TAWEELAH A2 OPERATING COMPANY
                  A Michigan corporation formed to operate the Taweelah A2 electric generating units in Abu Dhabi, United Arab Emirates.

      CMS LAKE MUSKEGON COMPANY
            A Michigan corporation formed to develop land located in the City of Muskegon, Michigan.
            -     Lake Muskegon Community, LLC (25%)

      CMS LAND COMPANY
            A Michigan corporation formed to act as a repository for any unused real property formerly owned by Consumers Power and hold the same for possible non-utility development and has one subsidiary:

            BAY HARBOR COMPANY, LLC (50% MEMBER)
                  A Michigan limited liability company which is the owner and developer of Bay Harbor, a real estate development.

      CMS MARKETING, SERVICES AND TRADING COMPANY
            A Michigan corporation involved in providing gas, electric, oil and coal marketing, risk management and energy management services and has 5 subsidiaries:

            CMS MST ENGINEERING COMPANY
                  A Michigan corporation formed to provide professional engineering services which includes system engineering design and energy consulting.
            CMS TEXON COMPANY
                  A Michigan corporation involved as a general partner in Texon, LP, a Texas limited partnership engaged in transporting, processing and marketing of crude oil and natural gas liquids and services related thereto.
            TEXON DISTRIBUTING LP (49%)
                  A Delaware limited partnership engaged in transporting, processing and marketing crude oil and natural gas liquids and services related thereto.
            ENLINE ENERGY SOLUTIONS, LLC (50%)
                  A Texas limited liability company engaged in purchasing, transporting, storing, selling, brokering and marketing natural gas, oil, propane and electricity and energy-related consulting.
            PREMSTAR ENERGY CANADA LTD.
                  A Canadian corporation engaged in purchasing, transporting, storing, selling, brokering and marketing natural gas in North America and energy-related consulting.
                  -    Energistics Group, Inc.

      CMS OIL AND GAS COMPANY (FORMERLY KNOWN AS CMS NOMECO OIL & GAS CO.)
            A Michigan corporation engaged in the exploration, development, acquisition and production of oil and natural gas in the U.S. and in foreign countries through partnership interests and ownership of domestic corporations and foreign companies. CMS Oil and Gas Company owns 12 direct subsidiaries that are either domestic corporations or foreign companies:

            CMS NOMECO EQUATORIAL GUINEA OIL & GAS CO.
                  A Michigan corporation engaged in the exploration and production of oil and natural gas in Equatorial Guinea.
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            CMS NOMECO Holdings Ltd.
                  A Cayman Islands company engaged as a holding company for 9% ownership in CMS NOMECO Venezuela LDC and 1% ownership interests in the Cayman Island limited duration companies described below as subsidiaries of CMS NOMECO
                  International, Ltd.
            CMS NOMECO INTERNATIONAL, LTD.
                  A Cayman Islands company engaged as a holding company for 8 subsidiaries that are Cayman Island limited duration companies that principally engage in the exploration and production of oil and natural gas in South America and West
                  Africa:
                  -    CMS NOMECO Alba LDC (99%)
                       -    Punta Europa LLC (36%)
                       -    Alba Associates LLC (40%)
                            -    Alba Plant LLC (80%)
                  -    CMS NOMECO Argentina LDC (99%)
                  -    CMS NOMECO Congo LDC (99%)
                  -    CMS NOMECO EG LDC (99%)
                       -    Punta Europa LLC (25.5%)
                  -    CMS NOMECO Ecuador LDC (99%)
                  -    CMS NOMECO Venezuela LDC (91%)
                  -    CMS NOMECO Congo Ltd.
                  -    CMS NOMECO EG Ltd.
                       -    Alba Equatorial Guinea Partnership LP
            CMS NOMECO INTERNATIONAL, INC.
                  A Texas corporation engaged as a holding company for 7 subsidiaries that engage in the exploration and production of oil and natural gas in Africa and the Middle East:
                  -    CMS NOMECO Cote D'Ivoire Ltd., a Cayman Islands company
                  - CMS NOMECO International Cameroon, Inc., a Texas corporation
                  - CMS NOMECO International Congo Holdings, Inc., a Texas corporation
                       -    CMS NOMECO Congo, Inc., a Delaware corporation
                  - CMS NOMECO International Equatorial Guinea, Inc., a Texas corporation
                  - CMS NOMECO International Transportation, Inc., a Texas Corporation
                  -    CMS NOMECO International Tunisia, Inc., a Texas
                       Corporation
                       -    El Franig Partnership
                  -    CMS NOMECO Cameroon, Ltd., a Cayman Islands company
            CMS NOMECO PERU COMPANY
                  A Michigan corporation formed to pursue oil and natural gas exploration and production opportunities in Peru.
            CMS NOMECO PIPELINE COMPANY
                  A Michigan corporation formed to hold ownership interests in various natural gas pipelines located in Michigan.
            CMS NOMECO SERVICES COMPANY
                  A Michigan corporation formed for the purpose of pursuing oil marketing opportunities.
            EXPLOTACIONES CMS NOMECO, INC.
                  A Delaware corporation engaged in the exploration and production of oil and natural gas in Colombia.
            NOMECO CHINA OIL CO.
                  A Michigan corporation formed to pursue oil and natural gas exploration and production opportunities in China.
            NOMECO ECUADOR OIL COMPANY
                  A Michigan corporation engaged in the exploration and production of oil and natural gas in Ecuador.
            NOMECO THAILAND OIL COMPANY
                  A Michigan corporation formed to pursue oil and natural gas exploration and production opportunities in Thailand.
            TERRA ENERGY, LTD.
                  A Michigan corporation engaged in the exploration and production of natural gas in Michigan. Terra Energy Ltd.
                  has 13 subsidiaries:
                  -    Eagle Productions, Inc. (20%)
                  -    Energy Acquisition Operating Corporation
                  -    J.R. Productions, Inc. (20%)
                  -    Kristen Corporation
                  -    Newaygo/Oceana Pipeline LP (43.77%)
                  -    Northwest Operations, Inc. (20%)
                  -    Phoenix Operating Company Inc. (40%)
                  -    State 26 Production Co. (20%)
                  -    Terra-Hayes Pipeline General Partnership (26.58%)
                  -    Terra Pipeline Company
                  -    Terra-Westside Processing Co. Partnership (15%)
                  -    Thunderbay Pipeline Company LLC (50%)
                  -    Wellcorps LLC (55%)

      CMS RESOURCE DEVELOPMENT COMPANY
            A Michigan corporation formed to pursue and develop various power sources outside the United States.

      MONARCH MANAGEMENT COMPANY
            A Michigan corporation which houses several investments whose principal business is the provision of services to energy and other regulated entities.

      (c) The consolidated operations of Consumers Energy Company ("Consumers") account for the major share of CMS Energy's total assets, revenues and income. Consumers has eight subsidiaries. The name, state of organization and nature of business of Consumers' subsidiaries are described below:

      CMS ENGINEERING CO.
            A Michigan corporation engaged in offering design, engineering, project management and related construction services to natural gas utilities, natural gas exploration and production companies, and other energy businesses.

      CMS MIDLAND HOLDINGS COMPANY
            A Michigan corporation involved as a Limited Partner in the First Midland Limited Partnership, a Delaware limited partnership, a partnership that leases assets to the Midland Cogeneration Venture Limited Partnership, a Michigan limited partnership.

      CMS MIDLAND, INC.
            A Michigan corporation engaged as a General Partner in the Midland Cogeneration Venture Limited Partnership, a Michigan limited partnership.

      CONSUMERS ENERGYGUARD SERVICES, INC.
            A Michigan corporation formed for the purpose of marketing EnergyGuard, a residential bill payment insurance product to Consumers' residential customers.

      ES SERVICES COMPANY
            A Michigan corporation formed for the purpose of offering design, engineering, project management and related services primarily to electric utilities and generation facilities.

      HURON HYDROCARBONS, INC.
            A Michigan corporation involved with others to use the expanded capacity of the underground caverns at the Marysville Gas Reforming Plant located in Marysville, Michigan for commercial storage of liquid hydrocarbons and to use certain hydrocarbon fractionation facilities at the plant.

      MEC DEVELOPMENT CORP.
            A Michigan corporation which previously held assets transferred to and holder of certain bonds issued by the Midland Cogeneration Venture Limited Partnership, a Michigan limited partnership.

      MICHIGAN GAS STORAGE COMPANY
            A Michigan corporation and a natural gas company within the meaning of the Natural Gas Act engaged in the interstate transportation and storage of gas for a number of customers including Consumers.

       2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         ____________________________________________________

            (a) Claimant has no directly owned properties used for such purposes.

            (b) Consumers is the only subsidiary of Claimant which is a public utility. Its property and facilities used for the above-described purposes are located within the State of Michigan and are described below.

                 (1)    Electric Properties

                 Consumers' electric generation is supplied by the following plants:


                                        1998 Summer Net       1998 Net
                                         Demonstrated        Generation
    Name and Location                     Capability       (Thousands of
       (Michigan)                         (Kilowatts)      Kilowatt-hours)

    Coal Generation
       J H Campbell - West Olive         1,346,100 (A)        8,716,040
       D E Karn - Essexville               515,000            2,956,590
       B C Cobb - Muskegon                 300,000            2,167,278
       J R Whiting - Erie                  310,000            1,905,584
       J C Weadock - Essexville            310,000            2,213,428
                                         ---------            ---------
          Total                          2,781,100           17,958,920

   Oil/Gas Generation
       D E Karn - Essexville             1,276,000              760,716

   Ludington Pumped Storage                954,000 (B)         (479,583)(C)

   Nuclear Generation
       Palisades - South Haven             760,000            5,363,942

   Gas/Oil Combustion Turbine
       Generation                          345,000               60,917
       Hydro Generation                     73,500              395,250
                                         ---------           ----------
          Total Owned Generation         6,190,300           24,060,162
                                         =========           ==========

(A) Represents Consumers' share of the capacity of the Campbell Plant Unit 3 net of 6.69% (ownership interests of the Michigan Public Power Agency and Wolverine Power Supply Cooperative, Inc.).

(B) Represents Consumers' share of the capacity of the Ludington Pumped Storage Plant. Consumers and The Detroit Edison Company ("Detroit Edison") have 51% and 49% undivided ownership, respectively, in the plant, and the capacity of the plant is shared accordingly.

(C) Represents Consumers' share of net pumped storage generation. This facility electrically pumps water during off-peak hours for storage to later generate electricity during peak-demand hours.

        Electric transmission, subtransmission and distribution lines are located on or under public highways, streets, alleys or lands, except where they are located on or under easements or other rights. The transmission system consists of 4,447 structural miles of overhead lines. The subtransmission system consists of 4,167 structural miles and 16 subsurface miles of underground lines. The distribution system consists of 52,991 structural miles of overhead lines and 6,480 subsurface miles of underground lines.

         Consumers owns substations having an aggregate transformer capacity of 39,022,140 kilovolt amperes.

          Consumers is interconnected with certain Michigan and neighboring utilities. Consumers and Detroit Edison have formed the Michigan Electric Coordinated Systems ("MECS") to facilitate the coordinated planning and operation of their electric systems. MECS is interconnected with electric systems in Indiana, Ohio and Ontario, Canada.(1)

           Consumers owns or connects with electric transmission lines which deliver electric energy at or near the Michigan state border to:

                 (i) Indiana & Michigan Electric Company at the following interconnection points: Palisades-Cook No. 1, Palisades-Cook No. 2, Argenta-Robinson Park and Argenta-Twin Branch; and

                 (ii) Northern Indiana Public Service Company at the following interconnection point: Barton Lake-Batavia.

      (2)    GAS PROPERTIES

            As of December 31, 1998, Consumers' gas properties, all located in Michigan, included a gas distribution and transmission system, 6 compressor stations located at Consumers' storage fields and along the gas transportation lines and 11 storage fields.

            Consumers' gas distribution and transmission systems consist of 23,392 miles of distribution mains and 1,165 miles of transportation lines, throughout the Lower Peninsula of Michigan. Consumers owns and operates 6 compressor stations with a total of 108,680 installed horsepower.

            Michigan Gas Storage Company ("MGSC") owns and operates a gas transportation system, 2 compressor stations, and 3 storage fields, all located in Michigan.


_______________________
(1) MECS interconnects with electric systems in Ohio and Ontario, Canada through Detroit Edison. Detroit Edison interconnects with The Toledo Edison Company at Majestic-Lemoyne, Monroe-Bayshore and Allen Junction-Majestic-Monroe. Detroit Edison also interconnects with Ontario Hydro at Waterman-Keith, Bunce Creek-Scott and two points at St. Clair-Lambton.

            Consumers receives natural gas for its local distribution system through interconnection facilities located in Michigan and at the Michigan State border.

      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
          _________________________________________________________


          (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

           Consumers sold 39,747,411,000 KWh of electric energy at retail for the year ended December 31, 1998 and sold 210,910,112 Mcf of natural gas at retail during the same period. Claimant, through one of its non-public utility subsidiaries, sold 38,393,218 MMBtu of natural gas at retail for the year ended December 31, 1998. Claimant did not sell any electric energy or manufactured gas at retail.

          (b) Number of KWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State of Michigan.

           Consumers did not sell any electric energy or natural gas or manufactured gas at retail outside the State of Michigan. Claimant, through one of its non-public utility subsidiaries, sold 12,847,017 MMBtu of natural gas at retail outside the State of Michigan. Claimant did not sell any electric energy or manufactured gas at retail outside the State of Michigan.

            (c) Number of KWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State of Michigan or at the State line of Michigan.

           Consumers delivered 2,047,809,500 KWh of electric energy across state lines under interchange power agreements for the year ended December 31, 1998. Consumers did not sell any electric energy or natural gas or manufactured gas at wholesale outside the State of Michigan. Claimant, through one of its non-public utility subsidiaries, sold 6,170,563,000 kWh of electric energy and 175,054,856 MMBtu of natural gas at wholesale outside the State of Michigan. Claimant did not sell any manufactured gas at wholesale outside the State of Michigan.

            (d) Number of KWh of electric energy and Mcf of natural or manufactured gas purchased outside the State of Michigan or at the State line of Michigan.

            For the year ended December 31, 1998, Consumers purchased 3,889,243,000 KWh of electric energy outside the State of Michigan or at the State line of Michigan and Consumers purchased 172,550,000 Mcf of natural gas from outside the State of Michigan. Claimant, through one of its non-public utility subsidiaries, purchased 6,911,672,000 kWh of electric energy and purchased 296,838,008 MMBtu of natural gas outside the State of Michigan. Claimant did not purchase any manufactured gas outside the State of Michigan.

      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:
          _________________________________________________________

            (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              As of December 31, 1998, CMS Energy had interests in 19 EWGs and 6 foreign utility companies:

              CMS Ensenada S.A. ("Ensenada")
              Edificio Torre Catalinas Plaza
              Ing. Butty 220 8th Floor
              (1101) Buenos Aires, Argentina

             Ensenada, an Argentine company, is an EWG and is the owner of a 128 MW natural gas-fired power plant, located on the grounds of YPF
        S.A.'s La Plata oil refinery, located in the province of Buenos
        Aires, Argentina.

                 CMS Generation Cebu Limited Duration Company ("Cebu") Maples and Calder
                 P.O. Box 309, Grand Cayman
                 Cayman Islands, British West Indies

                 Cebu, a Cayman Islands company, is an EWG and has ownership interests in two power plants totaling 134.5 MW generating capacity located in Toledo City, Cebu, Philippines, in the central island group of the Republic of the Philippines. The plants can be fueled by coal, Oil or diesel fuel.

                 CMS Generation Cebu Operating Limited Duration Company ("Cebu Operating")
                 Maples and Calder
                 P.O. Box 309, Grand Cayman
                 Cayman Islands, British West Indies

                 Cebu Operating, a Cayman Islands company, is an EWG and is the operator of two power plants totaling 134.5 MW generating capacity, located in Toledo City, Cebu, Philippines, in the central island group of the Republic of the Philippines. The plants are owned by Toledo Power Company.

                 CMS Generation Horizon Energy Holdings Limited
                 ("CMSG Horizon")
                 P.O. Box 3001
                 Ugland House, South Church Street
                 Grand Cayman, Cayman Islands, British West Indies

                CMSG Horizon, a Cayman Islands company, is a foreign utility company and is part-owner and operator of a 2,000 MW power station and associated lignite mine located at Loy Yang, Victoria, Australia.

               CMS Generation Operating Company
               Fairlane Plaza South
               330 Town Center Drive
               Dearborn, Michigan 48126

               CMS Generation Operating Company, a United States company, is an EWG and is the operator of a 68 MW natural gas-fired peaking facility located in Comstock, Michigan and a 148 MW natural gas-fired peaking facility located in Gaylord, Michigan.

                CMS Generation Operating Company II, Inc.
                ("CMSG Operating Company II")
                Fairlane Plaza South
                330 Town Center Drive
                Dearborn, Michigan 48126

               CMSG Operating Company II, a United States company, is an EWG and is the operator of a 237 MW cogeneration facility located in Lakewood, New Jersey.

                 CMS Generation Michigan Power LLC
                 Fairlane Plaza South
                 330 Town Center Drive
                 Dearborn, Michigan 48126

               CMS Generation Michigan Power LLC, a United States company, is an EWG and owns a 68 MW natural gas-fired peaking facility located in Comstock, Michigan and a 148 MW natural gas-fired peaking facility located in Gaylord, Michigan.

                 CMS Morocco Operating Company SCA ("CMS Morocco") BP 99 Sidi Bouzid
                 El Jadida
                 Morocco

               CMS Morocco, a Moroccan company, is an EWG that operates two existing 330 MW electric generating plants and will operate two additional 348 MW electric generating plants to be constructed at the port of Jorf Lasfar on the Atlantic coast of Morocco.

                 CMS Operating S.A.
                 Edificio Torre Catalinas Plaza
                 Ing. Butty 220, 8th Floor
                 (1106) Buenos Aires, Argentina

               CMS Operating S.A., an Argentine company, is an EWG and has an ownership interest in and is the operator of Ensenada (see above); and has an ownership interest in Centrales Termicas Mendoza S.A., an Argentine company which owns a power generating facility located in Mendoza, Argentina, which currently generates 532 MW of power and can be fueled by natural gas, Oil or diesel fuel.

                 CMS Generation Pinamucan Limited Duration Company ("Pinamucan") Maples and Calder
                 P.O. Box 309, Grand Cayman
                 Cayman Islands, British West Indies

               Pinamucan, a Cayman Islands company, is an EWG and has ownership interests in a 63 MW diesel power plant located in Cavite Export Processing Zone, Rosario, Cavite, Philippines.

                 CMS Generation Pinamucan Operating Limited Duration Company ("Pinamucan Operating")
                 Maples and Calder
                 P.O. Box 309, Grand Cayman
                 Cayman Islands, British West Indies

             Pinamucan Operating, a Cayman Islands company, is an EWG and is the operator of a 63 MW diesel power plant located in Cavite Export Processing Zone, Rosario, Cavite, Philippines.8.

                 Centrales Termicas San Nicolas, S.A. ("CTSN")
                 Rivadavia S/N
                 2900 San Nicolas
                 Prov. Buenos Aires, Argentina

              CTSN, an Argentine company, is an EWG and is owner and operator of a 650 MW power plant located in San Nicolas, Argentina, north of Buenos Aires, Argentina. The five-unit plant can be fueled by coal, petroleum coke, Oil or natural gas. CMS Generation holds a 0.016% indirect ownership interest in CTSN. See CTSN, Section 4(b) and Exhibit C.

                 Compania Forca E Luz Cataguazes - Leopoldina
                 ("Cataguazes")
                 Praca Rui Barbosa, 80, 36770-000
                 Cataguazes, MG, Brazil

               Cataguazes, a Brazilian company, is a foreign utility company and owns and operates an electric distribution company located in the Brazilian states of Minas Gerais and Rio de Janeiro, serving approximately 286,000 customers.

                 Empresa Distribuidora de Electricidad de Entre Rios S.A. ("EDEER")
                 25 de Mayo 139 (3100)
                 Parana, Entre Rios, Argentina

              EDEER, an Argentine company, is a foreign utility company and owns and operates an electric distribution company located North of Buenos Aires, in the Province of Entre Rios, Argentina, serving approximately 223,000 customers.

                 Empresa Energetica de Sergipe S.A. ("Energipe")
                 Rua Itabaianinha, 66, CEP 49010-190
                 Aracaju, Sergipe, Brazil

                 Energipe, a Brazilian company, is a foreign utility company and owns a concession right for electric distribution in the Brazilian state of Sergipe which services approximately 371,000 customers.

                 GMR Vasavi Power Corporation Private Limited
                 ("GMR Vasavi")
                 25/1, SKIP House
                 Ground Floor
                 Museum Road
                 Bangalore 560 025
                 India

              GMR Vasavi, an Indian company, is an EWG and owns a 200 MW diesel-fired power plant located in Basin Bridge in Chennai (f.k.a. Madras), Tamil Nadu, India.

                 GVK Industries Limited ("GVK")
                 Road No. 1
                 Banjara Hills, Hyderabad
                 India

             GVK, an Indian company, is an EWG and is owner of a 235 MW electric generating plant located in Jegurupadu, Andra Pradesh, India.

                 Hidroelectrica El Chocon, S.A. ("Hidroelectrica")
                 8311 Neuquen
                 Neuquen Province, Argentina

             Hidroelectrica, an Argentine company, is an EWG and holds a thirty-year concession to operate two hydroelectric power plants located 26 kilometers apart on the Limay River in western Argentina. These plants have a total generating capacity of 1,320 MW.

                 Horizon Energy Holdings Limited
                 ("Horizon Energy")
                 P.O. Box 3001
                 Ugland House, South Church Street
                 Grand Cayman, Cayman Islands, British West Indies

               Horizon Energy, a Cayman Islands company, is a foreign utility company and is part-owner and operator of a 2,000 MW power station and associated lignite mine located at Loy Yang, Victoria, Australia.

                 Jamaica Private Power Company Limited ("Jamaica Private Power") 100 Windward Road,
                 Kingston 2,
                 Jamaica, W.I.

                 Jamaica Private Power, a Jamaican company, is an EWG and is the owner of a 65 MW electric generating facility in Rockfort, Kingston, Jamaica.

                 Private Power Operators Limited ("Private Power") 100 Windward Road
                 Kingston 2,
                 Jamaica, W.I.

             Private Power, a Jamaican company, is an EWG and is the operator of a 65 MW electric generating facility in Rockfort, Kingston, Jamaica.

                Jegurupadu Operating and Maintenance Company
                 ("Jegurupadu Operating")
                 F-40, N.D.S.E., Part I
                 New Delhi 110 149
                 India

               Jegurupadu Operating, a Mauritius company, is an EWG and is the operator of a 235 MW electric generating plant located in Jegurupadu, Andra Pradesh, India. The plant is owned by GVK Industries Limited.

                 Jorf Lasfar Energy Company SCA ("Jorf Lasfar")
                 BP 99 Sidi Bouzid
                 El Jadida
                 Morocco

             Jorf Lasfar, a Moroccan company, is an EWG that operates through a subcontractor, CMS Morocco Operating Company SCA, two existing 330 MW electric generating plants and will construct and operate through a different subcontractor two additional 348 MW electric generating plants located at the port of Jorf Lasfar on the Atlantic coast of Morocco.

                 Lakewood Cogeneration, LP ("Lakewood")
                 123 Energy Way
                 Lakewood, New Jersey 08701

               Lakewood, a Delaware limited partnership, is an EWG and is owner and operator of a 237 MW Cogeneration facility located in Lakewood, New Jersey. The two-unit plant can be fueled by natural gas or household heating oil.

                 Sistema Electrico Nueva Esparta C.A. ("SENECA")
                 Centro Comercial El Angel
                 Local 16 Porlamar (6301)
                 Isla de Margarita, Venezuela

              SENECA, a Venezuelan company, is a foreign utility company and is the owner of 150 MW of diesel-fired power generation units located on Margarita Island, Venezuela. SENECA also owns and operates an electric distribution system located on Margarita Island, Venezuela, serving approximately 86,300 customers.

            (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

            ENSENADA
            CMS Operating S.A. and CMS Generation Holdings Co., own 99% and 1%, respectively, of Ensenada. See Exhibit C.

            CEBU
            CMS Generation Investment Company I and CMS Generation Investment Company II, own 99% and 1%, respectively, of Cebu. See Exhibit C.

            CEBU OPERATING
            CMS Generation Investment Company I and CMS Generation Investment Company II, own 99% and 1%, respectively, of CMS Generation Cebu Operating. See Exhibit C.

            CMSG HORIZON
            CMS Generation Loy Yang Holdings II, a wholly-owned subsidiary of CMS Generation Investment Company I, owns 100% of CMSG Horizon. See Exhibit C.

            CMS GENERATION OPERATING COMPANY
            CMS Generation Co. owns 100% of CMS Generation Operating Company. See Exhibit C.

           CMSG OPERATING COMPANY II
           HYDRA-CO. Enterprises, Inc., owns 100% of CMSG Operating Company II. See Exhibit C.

           CMS GENERATION MICHIGAN POWER LLC
           CMS Generation Co. owns 100% of CMS Generation Michigan Power LLC See Exhibit C.

            CMS MOROCCO
            Jorf Lasfar Operations Handelsbolag, CMS Generation Investment Company I, CMS International Operating Company, and CMS Generation Jorf Lasfar III Limited Duration Company own 99.7%, 0.1%, 0.1%, and 0.1%, respectively, of CMS Morocco. See Exhibit C.

            CMS OPERATING S.A.
            CMS Generation Co. and CMS Generation Holdings Company, own 99% and 1%, respectively of CMS Operating S.A. See Exhibit C.

            PINAMUCAN
            CMS Generation Investment Company I and CMS Generation Investment Company II, own 99% and 1%, respectively, of Pinamucan. See Exhibit C.

           PINAMUCAN OPERATING
           CMS Generation Investment Company I and CMS Generation Investment Company II, own 99% and 1%, respectively, of Pinamucan Operating. See Exhibit C.

          CTSN
          In May 1993, Inversora San Nicolas S.A. purchased 88% share in CTSN. The remaining 12% interest was held by the Argentine government on behalf of the facility's employees. On July 7, 1995, AES Argentina, Inc. purchased a 99.9% ownership interest in CMS Generation San Nicolas Company, represented by 9,990 newly-issued shares, leaving CMS Generation Co. with a 0.016% indirect ownership interest in CTSN. See Exhibit C.

            CATAGUAZES
            CMS Brazil Energia Ltda., a wholly-owned subsidiary of CMS Electric and Gas, owns 29.5% of Cataguazes. CMS Distribuidora Ltda., a wholly-owned subsidiary of CMS Electric and Gas, owns 9.87% of Cataguazes. GIPAR, 49.9% owned by CMS Brazil Energia Ltda., owns 19.51% of Cataguazes. See Exhibit C.

           EDEER
           Inversora en Distribucion de Entre Rios S.A. owns 90% of the shares of EDEER. Compania de Inversiones en Energia Electrica, S.A.(CIEESA), a wholly-owned subsidiary of CMS Electric and Gas, owns 53.5% of the shares of Inversora en Distribucion de Entre Rios S.A. See Exhibit C.

            ENERGIPE
            Energisa, 86.5% owned by Cataguazes and 4.92% owned by CMS Distribuidora Ltda., owns 84% of Energipe. Cataguazes owns 12.06% of Energipe. See Cataguazes above and Exhibit C.

            GMR VASAVI
            Monetize Limited, a wholly-owned subsidiary of CMS Generation Investment Company I, owns 49% of GMR Vasavi. See Exhibit C.

            GVK
            Jegurupadu CMS Generation Company Limited, owns 18.75% of GVK Industries. See Exhibit C.

            HIDROELECTRICA
            CMS Generation Co. owns a 2.48% direct ownership in Hidroelectrica. Hidroinvest, S.A. owns a 59% ownership interest in Hidroelectrica. CMS Generation, S.A. has a 25% ownership interest in Hidroinvest, S.A. See Exhibit C.

            HORIZON ENERGY
            CMS Generation Loy Yang Holdings I, a wholly-owned subsidiary of CMS Generation Investment Company I, owns 100% of Horizon Energy. See Exhibit C.

           JAMAICA PRIVATE POWER
           HCE Rockfort Diesel, owns 41.2% of Jamaica Private Power. See Exhibit C.

            PRIVATE POWER
            HCO-Jamaica, Inc., owns 50% of Private Power. See Exhibit C.

           JEGURUPADU OPERATING
           Jegurupadu O&M Company, owns 60% of Jegurupadu Operating. See Exhibit C.


            JORF LASFAR
            Jorf Lasfar I Handelsbolag, Jorf Lasfar Power Energy Handelsbolag, and Jorf Lasfar Handelsbolag, own 25%, 23% and 2%, respectively, of Jorf Lasfar. See Exhibit C.

            LAKEWOOD
            HCE-Lakewood, Inc. owns 1% interest as a general partner in Lakewood Cogeneration, LP HYDRA-CO Enterprises, Inc. owns 44% ownership interest as a limited partner in Lakewood. See Exhibit C.

            SENECA
            CMS Electric and Gas Company owns 100% of ENELMAR. ENELMAR owns 70% of SENECA. See Exhibit C.

           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

            ENSENADA
            As of December 31, 1998, CMS Operating S.A. had invested approximately $38 million of equity in Ensenada.

            CEBU
            As of December 31, 1998, CMS Generation Investment Company I and CMS Generation Investment Company II had invested approximately $16 million of equity in Cebu.

            CEBU OPERATING
            As of December 31, 1998, CMS Generation Investment Company I and
            CMS Generation Investment Company II had invested approximately $0.7 million of equity in CMS Generation Cebu Operating.

            CMSG HORIZON
            As of December 31, 1998, CMS Generation Investment Company I had invested approximately $123 million in CMS Generation Loy Yang Holdings 2 and advanced approximately $161 million to CMSG Horizon.

            CMS GENERATION OPERATING COMPANY
            As of December 31, 1998, there were no investments made in CMS Generation Operating Company.

            CMSG OPERATING COMPANY II
            As of December 31, 1998, there were no investments made in CMSG Operating Company II.

            CMS GENERATION MICHIGAN POWER LLC
            As of December 31, 1998, CMS Generation Co. had invested approximately $25 million of equity in CMS Generation Michigan Power LLC

           CMS MOROCCO
           As of December 31, 1998, Jorf Lasfar Operations Handelsbolag,
           CMS Generation Investment Company I, CMS International Operating Company, and CMS Generation Jorf Lasfar III Limited Duration Company, had invested approximately $12,000 of equity in CMS Morocco.

            CMS OPERATING S.A.
            As of December 31, 1998, CMS Generation Co. had invested approximately $240 million of equity in CMS Operating S.A.

            PINAMUCAN
            As of December 31, 1998, CMS Generation Investment Company I and CMS Generation Investment Company II had invested approximately $10 million of equity in CMS Generation Pinamucan.

           PINAMUCAN OPERATING
           As of December 31, 1998, CMS Generation Investment Company I and
           CMS Generation Investment Company II had invested approximately $0.2 million of equity in Pinamucan Operating.

           CTSN
           As of December 31, 1998, CMS Generation San Nicolas Company had invested approximately $13 million of equity in CTSN. CMS Energy has been released from all guarantees related to CTSN.

           CATAGUAZES
           As of December 31, 1998, CMS Brazil Energia Ltda. had invested $180.7 million and CMS Distribuidora Ltda. had invested $19.4 million in Cataguazes.

            EDEER
            As of December 31, 1998, CMSE&G had invested approximately $86 million in equity in EDEER. CIEESA had invested $22 million in EDEER.

            ENERGIPE
            As of December 31, 1998, CMS Distribuidora Ltda. had invested $10.1 million in Energisa.

            GMR VASAVI
            As of December 31, 1998, Monetize Ltd. had invested $11 million in GMR Vasavi.

            GVK
            As of December 31, 1998, Jegurupadu CMS Generation Company Limited had invested $21 million of equity in GVK Industries, directly and indirectly through Classic Investment I and Classic Investment II.

           HIDROELECTRICA
           As of December 31, 1998, CMS Generation, S.A. had invested approximately $51 million of equity in, and advanced approximately $17 million of loans to, Hidroelectrica. CMS Generation, S.A. was a co-applicant for certain letters of credit required in connection with the acquisition of the concession, and CMS Energy has guaranteed up to approximately $15 million of reimbursement obligations relating to these letters of credit. CMS Energy has also guaranteed on behalf of Hidroelectrica approximately $13 million in connection with the Guaranteed Indebtedness Credit Agreement dated as of December 15, 1993 between Hidroelectrica and The Chase Manhattan Bank.

           HORIZON ENERGY
           As of December 31, 1998, CMS Generation Investment Company I had invested approximately $122 million in CMS Generation Loy Yang Holdings 1 and advanced approximately $160 million to Horizon Energy.

            JAMAICA PRIVATE POWER
            As of December 31, 1998, HCE Rockfort Diesel, had invested approximately $16 million in Jamaica Private Power.

            PRIVATE POWER
            As of December 31, 1998, there were no investments made in Private Power.

            JEGURUPADU OPERATING
            As of December 31, 1998, Jegurupadu O&M Company had invested approximately $0.2 million of equity in Jegurupadu Operating, directly and indirectly through Classic Investment I and Classic Investment II.

           JORF LASFAR
           As of December 31, 1998, Jorf Lasfar I Handelsbolag, Jorf Lasfar Power Energy Handelsbolag, and Jorf Lasfar Handelsbolag, had invested approximately $30,000 of equity in Jorf Lasfar.

            LAKEWOOD
            As of December 31, 1998, HCE-Lakewood, Inc. had invested $510,000 of equity in Lakewood. HYDRA-CO Enterprises, Inc. had invested $22,444,000 of equity in Lakewood.

            SENECA
            As of December 31, 1998, CMS Electric and Gas had invested $56.7 million and ENELMAR had invested $63 million in SENECA.

            (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      ENSENADA
                                                   $     (000s)
      Capitalization at 12/31/98
          Shareholders' Equity                     $         12
          Irrevocable Contributions                $     37,636
          Return of Capital                        $        -0-

                Total                              $     37,648


            Net Income (Loss) for the period
                 ended 12/31/98                    $      (999)

      CEBU
                                                       $     (000s)
      Capitalization at 12/31/98

                 Shareholders' Equity                  $     16,400
                 Cumulative Translation Adjustment           (5,543)

            Net Income (Loss) for the
              period ended 12/31/98                    $        277

      CEBU OPERATING
                                                       $     (000s)
      Capitalization at 12/31/98

                 Shareholders' Equity                  $        510
                 Cumulative Translation Adjustment     $        -0-

            Net Income (Loss) for the
              period ended 12/31/98                    $        226

      CMSG HORIZON

      Capitalization at 12/31/98                       $     (000s)

                 Shareholder's Equity                  $    123,534
                 Cumulative Translation Adjustment     $   (54,014)

            Net Income (Loss) for the
                 period ended 12/31/98                 $   (13,862)

      CMS GENERATION OPERATING COMPANY

      Capitalization at 12/31/98                       $     (000s)

                 Shareholder's Equity                  $      3,537

            Net Income (Loss) for the
                 period ended 12/31/98                 $        224

      CMSG OPERATING COMPANY II
                                                       $      (000s)
      Capitalization at 12/31/98

                 Shareholders' Equity                  $       3,496

            Net Income (Loss) for the
              period ended 12/31/98                    $       1,040

      CMS GENERATION MICHIGAN POWER LLC

            Capitalization at 12/31/98                 $      (000s)

                 Shareholder's Equity                  $      24,872

            Net Income (Loss) for the
                 period ended 12/31/98                 $         -0-

      CMS MOROCCO
                                                       $      (000s)
            Capitalization at 12/31/98
            (information received in Moroccan
            Dirhams converted at 9.00 dirhams
            per US $1.00)

                 Shareholders' Equity                  $          12

            Net Income (Loss) for the
              period ended 12/31/98                    $         825

      CMS OPERATING S.A.
                                                       $      (000s)
            Capitalization at 12/31/98

                 Shareholders Equity                   $      35,449
                 Irrevocable Contributions             $     204,872

                      Total                            $     240,321

            Net Income (Loss) for the
              period ended 12/31/98                    $         278

      PINAMUCAN
                                                       $      (000s)
            Capitalization at 12/31/98

                 Shareholders' Equity                  $      10,323

            Net Income (Loss) for the
              period ended 12/31/98                    $     (1,168)

      PINAMUCAN OPERATING
                                                       $    (000s)
            Capitalization at 12/31/98

                 Shareholders' Equity                  $      250
                 Cumulative Translation Adjustment     $      -0-

            Net Income (Loss) for the
              period ended 12/31/98                    $      106

      *CTSN:
                                                       $   (000s)
          Capitalization at 12/31/98

                 Bank Loans                            $
                 Long Term Debt (Partners Loans)       $
                 Shareholders' Equity                  $

            Total Capitalization                       $

            Net Income (Loss) for the
              period ended 12/31/98                    $

* As stated in Claimant's Form U-3A-2 filed February 29, 1996, due to the nominal interest (.016%) of CTSN indirectly owned by CMS Generation Co., capitalization and earnings information of CTSN continues to be unavailable.

      CATAGUAZES

            Capitalization at 12/31/98                  $   (000s)

                 Stockholder's Equity                   $   56,949
                 Cumulative Translation Adjustment      $   (3,767)

            Net Income (Loss) for the
                 period ended 12/31/98                  $   (5,150)

      EDEER
                                                        $    (000s)
            Capitalization at 12/31/98

                 Shareholders' Equity                   $    87,412

            Net Income for the period
                 Ended 12/31/98                         $     2,591

      ENERGIPE

            Capitalization at 12/31/98                  $    (000s)

                 Stockholder's Equity                   $   145,419
                 Cumulative Translation Adjustment      $   (9,686)

            Net Income (Loss) for the
                 period ended 12/31/98                  $   (1,416)


      GMR VASAVI

            Capitalization at 12/31/98                  $    (000s)

                 Shareholder's Equity                   $    11,000

            Net Income (Loss) for the
                 period ended 12/31/98                  $      -0-

      GVK
                                                        $    (000s)
            Capitalization at 12/31/98

                 Shareholders' Equity                   $    73,915
                 Cumulative Translation Adjustment      $   Unknown

            *Net Income (Loss) for the
              period ended 11/30/98                     $     7,879

*Latest financial information available.

      HIDROELECTRICA
                                                        $    (000s)
            Capitalization at 10/31/98

                 Bank Loans                             $   180,000
                 Shareholders' Equity                   $   379,584

            Total Capitalization                        $   559,584

            *Net Income (Loss) for the
              period ended 10/31/98                     $     4,796

*Latest financial information available.

      HORIZON ENERGY

            Capitalization at 12/31/98                  $     (000s)

                 Shareholder's Equity                   $    122,001
                 Cumulative Translation Adjustment      $   (53,322)

            Net Income (Loss) for the
                 period ended 12/31/98                  $   (13,933)

      JAMAICA PRIVATE POWER
                                                        $     (000s)
            Capitalization at 12/31/98

                 Shareholders' Equity                   $     41,844

            Net Income (Loss) for the
              period ended 12/31/98                     $        678

      PRIVATE POWER
                                                        $     (000s)
            Capitalization at 12/31/98

                 Shareholders' Equity                   $        10

            Net Income (Loss) for the
               period ended 12/31/98                    $       -0-

      JEGURUPADU OPERATING
                                                        $     (000s)
            Capitalization at 12/31/98 (estimates)

                 Shareholders' Equity                   $        10
                 Advance on Equity                      $       336
                 Cumulative Translation Adjustment      $   Unknown

            Net Income (Loss) for the
              period ended 12/31/98 (estimate)          $       317

      JORF LASFAR
                                                        $     (000s)
            Capitalization at 12/31/98

                 Shareholders' Equity                   $        60
                 Long Term Loans                        $   770,790

            Net Income (Loss) for the
              period ended 12/31/98                     $    74,682

      LAKEWOOD
                                                        $    (000s)
            Capitalization at 12/31/98

                 Bank Loans                             $   190,015
                 Shareholders' Equity                   $    41,370

            Total Capitalization                        $   231,385

            Net Income (Loss) for the
              period ended 12/31/98                     $     7,529

      SENECA

            Capitalization at 12/31/98                  $    (000s)

                 Shareholder's Equity                   $    56,700

            Net Income (Loss) for the
                 period ended 12/31/98                  $   (1,812)


           (e) Identify any service, sales or construction contracts(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

             As of December 31, 1998, CMS Ensenada S.A. maintains a 7 year Operating and Maintenance Agreement with CMS Operating S.A. to operate and maintain the La Plata cogeneration plant. This agreement took effect in 1997. Total fees earned in 1998 were $455,362.

             As of December 31, 1998, Toledo Power Company, owned 47.5% by Cebu, has an operating agreement, effective January 1, 1996, with CMS Generation Cebu Operating Limited Duration Company, which is owned
      99% by CMS Generation Investment Company I and 1% by CMS Generation Investment Company II. Total fees earned in 1998 were $476,355.

             As of December 31, 1998, Centrales Termicas Mendoza, S.A., has a Contract of Operation with CMS Operating S.A.. This is a consulting contract in connection with the operation and maintenance of the eligible facility. Total fees earned in 1998 were $1,141,715.

             As of December 31, 1998, EDEER has a Management, Supervision and Technical Assistance Contract with CMS Electric and Gas Company. This is a consulting contract in connection with the operation and maintenance of the foreign utility. Total fees earned in 1998 were $1,373,442.

             As of December 31, 1998, Lakewood maintains a 21 year Operating and Maintenance Agreement with CMSG Operating Company II to operate and maintain the EWG. There is an Administrative and General Agreement between Lakewood Cogeneration, LP and HYDRA-CO Enterprises which expires November 2012 to maintain the business administration of the EWG.
      Lakewood also maintains a construction contract with Lakewood Project Management, Inc., a wholly owned subsidiary of HYDRA-CO Enterprises, Inc., which expires at the end of the warranty phase. Total fees earned in 1998 were:


      Operator Fees                   $   412,611
      Administrative Fees                 328,940
      Project Management Fees                  -0-
                                      -----------
      Total Fees                      $   741,551

            As of December 31, 1998, Magellan Cogeneration, Inc., has an operating agreement, effective February 4, 1997, with Pinamucan Operating. Total fees earned in 1998 were $595,763.

            As of December 31, 1998, GVK Industries, has a restated 10 year Operation and Maintenance Agreement with Jegurupadu Operating, effective on the commercial operation date of the steam turbine unit. Total fees earned in 1998 were $698,676.

           As of December 31, 1998, Jorf Lasfar has an Operating and Maintenance Agreement with CMS Morocco, effective September 4, 1997. Total fees earned in 1998 under the Operating and Maintenance Agreement were $1,268,750. As of December 31, 1998, Jorf Lasfar has a Construction Management Agreement with CMS Resource Development. Total fees earned in 1998 under the Construction Management Agreement were $4,800,000.

            As of December 31, 1998, Jamaica Private Power has an operating agreement with Private Power. Total fees earned in 1998 were $134,124.

            As of December 31, 1998, total Industry Expertise fee earned by CMS Generation Horizon Energy Holding from Loy Yang were $9,692,964.

            On November 25, 1998, CMS Electric and Gas Company entered into a Management, Supervision and Technical Assistance Agreement with SENECA which will become effective on January 1, 1999. As of December 31, 1998, no fees were earned under this agreement.

            The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.

                                       CMS ENERGY CORPORATION,
                                         a Michigan corporation


[CORPORATE SEAL]                       By  /s/ Rodger A. Kershner
                                           ______________________
                                           Rodger A. Kershner
                                           Senior Vice President and
                                             General Counsel














ATTEST:


/s/ Thomas A. McNish
____________________
Thomas A. McNish
Vice President and Secretary



Name, title, and address of officer to whom notices and correspondence concerning this Statement should be addressed:

                     Rodger A. Kershner
                     Senior Vice President and
                       General Counsel
                     CMS Energy Corporation
                     Fairlane Plaza South
                     Suite 1100
                     330 Town Center Drive
                     Dearborn, Michigan  48126